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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 2 TO

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       VoiceStream Wireless Corporation
   ------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
    -----------------------------------------------------------------------
                        (Title of Class of securities)

                                   928615103
                         -----------------------------
                                (CUSIP Number)

                                  Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
   ------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                          Suite 701, Edinburgh Tower
                                 The Landmark
                            15 Queen's Road Central
                                   Hong Kong
                                (852-2509-7000)


                                August 26, 2000
                       --------------------------------
            (Date of event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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         This statement constitutes Amendment No. 2 to the Schedule 13D filed by
Hutchison Whampoa Limited, a Hong Kong corporation, on its own behalf and on behalf of Hutchison Telecommunications PCS (USA) Limited ("PCS"), a British Virgin Islands corporation, an indirect wholly-owned subsidiary of HWL, Hutchison Telecommunications Holdings (USA) Limited ("HOLDINGS"), a British Virgin Islands corporation, an indirect wholly-owned subsidiary of HWL, and Cheung Kong (Holdings) Limited, a Hong Kong corporation, a 49.9% shareholder of HWL, with the Securities and Exchange Commission on March 6, 2000, relating to the common stock of VoiceStream Wireless Corporation, a Delaware corporation. Terms defined in the Schedule 13D previously filed have the same meaning in this Amendment.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 of the Schedule 13D as amended by Amendment No. 1 is hereby amended by adding thereto the following:

         On August 26, 2000, VoiceStream Wireless Corporation ("VoiceStream") entered into a definitive merger agreement with Powertel, Inc. ("Powertel") providing for the merger of VoiceStream and Powertel (the "VoiceStream-Powertel Agreement"). If the merger is completed, Powertel will become a wholly-owned subsidiary of VoiceStream, and each share of Powertel common stock will be converted into the right to receive a number of shares of VoiceStream common stock determined as follows (the "Conversion Number"): (i) 0.75 of a share of VoiceStream common stock if the VoiceStream Average Closing Price is $113.33 or below; (ii) 0.65 of a share of VoiceStream common stock if the VoiceStream Average Closing Price is $130.77 or above; and (iii) if the VoiceStream Average Closing Price is greater than $113.33 and less than $130.77, the quotient determined by dividing $85.00 by the VoiceStream Average Closing Price. Each share of Powertel preferred stock will be converted into the right to receive a number of shares of VoiceStream common stock determined by multiplying (A) the Conversion Number by (B) the sum of (i) the number of shares of Powertel common stock into which such share of Powertel preferred stock would be converted as of the effective time of the merger plus (ii) with respect to Powertel's Series E Preferred Stock and Series F Preferred Stock, the number of shares of Powertel common stock that represent accrued or declared but unpaid dividends on such shares. The "VoiceStream Average Closing Price" means the volume weighted average closing price (based on the Nasdaq National Market System ("Nasdaq") composite volume published by the Wall Street Journal) of the VoiceStream common stock as publicly reported for the Nasdaq as of 4:00 p.m. Eastern Time for ten
(10) trading days randomly selected by lot out of the last twenty (20) trading days ending five (5) trading days prior to the closing date of the merger.

         The completion of the merger is subject to regulatory approvals and other customary conditions, including the approval of VoiceStream and Powertel stockholders. Certain VoiceStream stockholders beneficially owning in the aggregate more than 50% of the outstanding VoiceStream common stock (calculated as of the date of the VoiceStream-Powertel Agreement) have entered into agreements with Powertel in which these stockholders have agreed, among other things, to vote their shares in favor of the transactions contemplated by the


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VoiceStream-Powertel Agreement. Certain Powertel stockholders beneficially owning in the aggregate more than 50% of the outstanding Powertel common stock (calculated as of the date of the VoiceStream-Powertel Agreement) have entered into agreements with VoiceStream in which these stockholders have agreed, among other things, to vote their shares in favor of the transactions contemplated by the VoiceStream-Powertel Agreement.

         On July 23, 2000, VoiceStream and Deutsche Telekom AG, an AKTIENGESELLSCHAFT ("DT") entered into a definitive merger agreement providing for the acquisition of VoiceStream by DT (the "DT-VoiceStream Agreement"). If the merger of DT and VoiceStream is consummated, the VoiceStream-Powertel Agreement will terminate automatically. On August 26, 2000, Powertel also entered into a definitive merger agreement with DT, which, if consummated, will result in Powertel becoming a wholly-owned subsidiary of DT (the "DT-Powertel Agreement"). The DT-Powertel Agreement will terminate automatically in the event the DT-VoiceStream Agreement is terminated. It is a closing condition of the VoiceStream-Powertel Agreement that both the DT-VoiceStream Agreement and the DT-Powertel Agreements have terminated in accordance with their respective terms.

         In connection with the VoiceStream-Powertel Agreement, the following persons have entered into agreements (the "Stockholders Agreements") with Powertel and, in some cases, VoiceStream, to vote shares of VoiceStream stock, which in the aggregate represent more than 50% of VoiceStream's currently outstanding shares, in favor of the transactions contemplated by the VoiceStream-Powertel Agreement:

                                 John W. Stanton
                              Theresa E. Gillespie
                                PN Cellular, Inc.
                              Stanton Family Trust
                       Stanton Communications Corporation
                            GS Capital Partners, L.P.
                          The Goldman Sachs Group, Inc.
                          Bridge Street Fund 1992, L.P.
                          Stone Street Fund 1992, L.P.
               Hutchison Telecommunications Holdings (USA) Limited
                 Hutchison Telecommunications PCS (USA) Limited
                               Sonera Corporation
                              Sonera Holding, B.V.
                        Telephone and Data Systems, Inc.

         Pursuant to the Stockholders Agreement entered into by PCS and HOLDINGS, in addition to agreeing to vote in favor of the transactions contemplated by the VoiceStream-Powertel Agreement, PCS and HOLDINGS have agreed with Powertel not to transfer any VoiceStream stock (or rights to acquire VoiceStream stock) until the later of January 1, 2001 and the VoiceStream stockholders' meeting to approve the transactions contemplated by the VoiceStream-Powertel Agreement, except for transfers to affiliates of PCS and HOLDINGS or as otherwise permitted by the Stockholders Agreement, the Voice-Stream Powertel Agreement or the DT-VoiceStream Agreement.


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         PCS and HOLDINGS have further agreed that beginning on the later of
January 1, 2001 and the VoiceStream stockholders' meeting to approve the transactions contemplated by the VoiceStream-Powertel Agreement until the first to occur of (1) the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement and (2) the termination of the VoiceStream-Powertel Agreement, if PCS or HOLDINGS proposes to transfer or exercise or propose to exercise registration rights with respect to more than 25% of their shares of VoiceStream stock, then PCS and HOLDINGS, respectively, shall notify certain principal stockholders of Powertel of such transfer at least three business days in advance and waive any right of PCS and HOLDINGS to preclude or delay the filing of a registration statement or a transfer by such Powertel stockholders with respect to their Powertel stock up to the amounts permitted under such Powertel stockholders' Powertel Stockholders Agreements with VoiceStream.

         PCS and HOLDINGS have further agreed that for the six-month period following the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement, if PCS or HOLDINGS proposes to transfer or exercise registration rights with respect to more than such number of shares of VoiceStream stock that PCS and HOLDINGS, respectively, are permitted to transfer under Rule 144 promulgated under the Securities Act of 1933, as amended, then PCS or HOLDINGS, respectively, shall notify certain principal stockholders of Powertel of such transfer at least three business days in advance and, at the option of PCS and HOLDINGS, respectively, either allow each such Powertel stockholder to include a proportionate percentage of its shares of VoiceStream stock in any registration statement required to be filed by PCS and HOLDINGS or waive any right of PCS and HOLDINGS to preclude or delay the filing of a registration statement or a transfer by such Powertel stockholders with respect to their shares up to the amounts permitted under such Powertel stockholders' Powertel Stockholders Agreements with VoiceStream.

         The Stockholders Agreement further provides that in the event of a termination of the DT-VoiceStream Agreement and the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement, the First Amended and Restated Voting Agreement of VoiceStream (the "First Amended and Restated Voting Agreement") will be amended to provide for the appointment of a designee of the Powertel Board of Directors to the VoiceStream Board of Directors, and to require PCS and HOLDINGS to vote their shares of VoiceStream stock in favor of such designee (and any successor thereto) at the first two annual meetings after the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement. The Stockholders Agreement provides that in the event that VoiceStream and PCS or HOLDINGS are unable to cause the execution of such amendment to the First Amended and Restated Voting Agreement, they shall enter into a separate voting agreement with certain principal stockholders of Powertel and other stockholders of VoiceStream providing therefor.

         The descriptions of the Merger Agreement and Stockholders Agreement contained herein are subject, and qualified in their entirety by reference to, the Merger Agreement and the Stockholders Agreement, respectively, each of which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.


         Item 7.           Material to be filed as Exhibits


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         Item 7 of the Schedule 13D as originally filed is hereby amended by adding thereto the following Exhibits:

         Exhibit No.
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                  10. Agreement and Plan of Reorganization dated August 26, 2000
         (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on August 31,
         2000).

                  11. Stockholders Agreement dated August 26, 2000 among Powertel, VoiceStream, Hutchison Telecommunications PCS (USA) Limited and Hutchison Telecommunications Holdings (USA) Limited.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated: September 2, 2000

                              FOR AND ON BEHALF OF
                              HUTCHISON WHAMPOA LIMITED


                              By:   /s/  Frank Sixt
                                   ----------------------------------
                                   Name:  Frank Sixt
                                   Title: Director

                              FOR AND ON BEHALF OF
                              HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED


                              By:   /s/  Frank Sixt
                                   ----------------------------------
                                   Name:  Frank Sixt
                                   Title: Director

                              FOR AND ON BEHALF OF
                              HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA)
                               LIMITED


                              By:   /s/  Frank Sixt
                                   ----------------------------------
                                   Name:  Frank Sixt
                                   Title: Director


                              FOR AND ON BEHALF OF
                              CHEUNG KONG (HOLDINGS) LIMITED


                              By:   /s/  Frank Sixt
                                   ----------------------------------
                                   Name:  Frank Sixt
                                   Title: Director



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                                  Exhibit Index

Exhibit No.
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         10.      Agreement and Plan of Reorganization dated August 26, 2000
                  (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on August 31, 2000).

         11. Stockholders Agreement dated August 26, 2000 among Powertel, VoiceStream, Hutchison Telecommunications PCS (USA) Limited and Hutchison Telecommunications Holdings (USA) Limited.


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